Eversheds Sutherland (US) LLP 1114 Avenue of the Americas, 40th Floor New York, NY 10036-7703 D: +1 212.389.5080 F: +1 212.389.5099 dodiekent@ eversheds-sutherland.com

February 2, 2022

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Matthew Williams

Attorney-Adviser

Division of Investment Management

Re:	Individual Single Premium Deferred Index-Linked Annuity Contract
Forethought Life Insurance Company
Pre-effective Registration Statement No. 1 on Form S-1
File No. 333-257394

Dear Mr. Williams:

This letter responds to the comments you conveyed to Dodie Kent and Alexandria Stith of Eversheds Sutherland LLP on January 25, 2022, and January 31, 2022, with regard to the above-noted filing. Along with this letter, we are filing a revised statutory prospectus and Exhibits, which reflects conforming edits.

COMMENTS DATED 1.25.22

1.	COMMENT: On the Cover Page, on page 2, in paragraph beginning with “Systematic withdrawals,” please change the term “investment strategies” to be “indexed strategies,” as this appears to be the correct term.

RESPONSE: The Company revised the disclosure as requested.

2.	COMMENT: On the Cover Page, on page 2, in the italicized language beginning with “An investment in this Contract…,” please add references to the page numbers where the Risk Factors section is included, as required by Item 501(b)(5) Regulation SK.

RESPONSE: The Company revised the disclosure as requested.

3.	COMMENT: In the Glossary, on p. 10 in the parenthetical contained in the definition of “Aggregate Floor Indexed Strategy” please change “and/or” to “and,” and carry this comment throughout the prospectus where appropriate.

RESPONSE: The Company revised the disclosure as requested.

4.	COMMENT: In the definition “Annuity Service Center” on p. 10, between the address of the Service Center and the email address, please add the word “via email to” before the email address.

RESPONSE: The Company revised the disclosure as requested.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

U.S. Securities and Exchange Commission February 2, 2022 Page 2

5.	COMMENT: On p. 12, regarding the definition of “gross withdrawal” and “net withdrawal,” these definitions do not seem typical to insurance products. Please clarify and ensure the definition is consistent with the use of the term throughout the document.

RESPONSE: The Company revised the disclosure as requested.

6.	COMMENT: On p. 14, in the definition of “withdrawal charge,” at the end where it states, “not subject to a Market Value Adjustment,” pleased confirm that this is correct, and that it should not instead be a reference to “withdrawal charge.”

RESPONSE: The Company revised the disclosure to reflect “withdrawal charge.”

7.	COMMENT: On p. 16, in the fourth paragraph that begins with “For example,” in the last sentence where it states “Withdrawal Charges or MVAs,” please confirm that this is supposed to say “or” instead of “and,” and carry that comment (i.e., the use of “and” versus “or”) throughout the prospectus.

RESPONSE: The Company revised the disclosure to reflect “and.”

8.	COMMENT: In the table on p. 16, as a follow up to Comment #5 above, the term “gross withdrawal” might be confusing here, as it does not seem to conform with how the term is defined in the glossary. Please consider re-defining “gross withdrawal” in the glossary.

RESPONSE: The Company revised the definition of Gross Withdrawal in the “Glossary of Terms.” To further clarify, the table on page 16 was revised by changing “Withdrawal Proceeds” to “Net Withdrawal.” In the example, $50,000 is intended to be the assumed “Gross Withdrawal.”

9.	COMMENT: On p. 18 in the first full paragraph beginning with “Aggregate Floor Percentage,” in the sentence stating, “lose due to negative Index performance without invading the…,” please choose a word other than “invading” in this sentence. It is unclear what that means.

RESPONSE: The Company revised the sentence as follows, “The Aggregate Floor Percentage is the maximum annual percentage of your investment allocation to the Indexed Strategy that you can lose due to negative Index performance.”

10.	COMMENT: On p. 18, as a lead in to the last italicized sentence in the Aggregate Floor section, which begins with “For more information…” (just before the Performance Lock section), add language akin to the following:

You should fully understand the operation of the Aggregate Floor Indexed Strategy before electing it as an investment or exercising its reset feature.

RESPONSE: The Company added the disclosure as requested.

11.	COMMENT: On p. 23, in the Risk Factors section, under the heading “Risk of Loss During Right to Examine Period,” in the first paragraph, please disclose this same information in in the “Free Look” section. In other words, in the Free Look section, please disclose that if you purchase the Contract as an IRA or in a state that requires return of premium, the investor receives a return of premium even in they are invested in the Index Strategies during the Free Look period.

RESPONSE: The Company respectfully reiterates that there is no difference in the contractual free look provision, as it relates to IRAs. In terms of state variations (which

U.S. Securities and Exchange Commission February 2, 2022 Page 3

are fully disclosed in an appendix), in the Right to Examine section, we revised the second sentence of the second paragraph to:

Unless otherwise required by state law, you bear the risk of any decline in your Contract Value during the right to examine period. In states where we are required to return your premium, we will do so regardless of your Strategy Contract Value.

12.	COMMENT: On p. 27, under the heading “Index Risk,” in the sentence beginning with “It is important to note…,” to the end of the paragraph, please remove this language from the “Index Risk” section because it is not really an index risk, and move it to a more appropriate place in the prospectus. We suggest moving it to the discussion of index strategy parameters beginning on p. 30 (i.e., the discussion of buffer, floor, cap, etc.).

RESPONSE: The Company moved the disclosure as requested to Index Credit section of the prospectus.

13.	COMMENT: On p. 30, under the heading “Buffer Percentage, Floor Percentage, and Aggregate Floor Percentage Risk,” please disclose in the Risks section, as well as in the summary section, that B share and I share caps and participation rates may vary over time and the only guarantee is that they both will satisfy guaranteed minimums.

RESPONSE: The Company added disclosure to “When does the Company establish the Indexed Strategy Parameters and can they be adjusted?”, “Index Cap Risk” and the “Participation Rate, Tier Participation Rate and Tier Level Risk” sections of the prospectus.

14.	COMMENT: On p. 31, in the second sentence beginning with “When you take such a withdrawal…,” please strike the words “When you take” at the beginning of the sentence and replace with “When such a withdrawal is made...”.

RESPONSE: The Company revised the disclosure as requested.

15.	COMMENT: On p. 33, under the heading “Our Financial Strength and Claims-Paying Ability,” please confirm supplementally whether the assets of the separate account are subject to the claims of creditors.

RESPONSE: The Company confirms the assets in the separate account are subject to the claims of creditors.

16.	COMMENT: On p. 41, under the heading “Strategy Contract Value” in the third bullet, in last sentence, which begins with, “It estimates the Market Value of option contracts…” the use of the term Market Value of options contracts here seems inconsistent with its definition. If market value is only being used with respect to options throughout this disclosure, then you can clarify the definition in the glossary, as opposed to clarifying the definition throughout the prospectus. The disclosure here seem to convey that “Market Value” is a way to determine the market value of options. Is this the interim value methodology or options pricing methodology? Please clarify.

RESPONSE: The term “market value” was only intended with respect to the “market value of options”, which reflects the current value of option contracts supporting an Indexed Strategy within the Strategy Interim Value formula. Our definitional term has been updated to “Market Value of Options” in the glossary.  We have also provided clarifying language in the “Strategy Contract Value” section on page

41.

U.S. Securities and Exchange Commission February 2, 2022 Page 4

17.	COMMENT: On p. 47, in the A,B,C,D formula in green text, in the paragraph beginning with “Contract Value must remain allocated…,” please add this disclosure to the summary above in the Aggregate Floor section.

RESPONSE: The Company added the disclosure to the summary as requested.

18.	COMMENT: On p. 68, under the heading “Optional Return of Premium Death Benefit,” in the second paragraph, please confirm that use of the word “gross” in “gross partial withdrawals” here is consistent with how the word is used as a defined term throughout.

RESPONSE: As stated earlier, the Company revised the definition of Gross Withdrawals to clarify the terms. Furthermore, the Company revised the disclosure by updating “gross partial withdrawals” to “Gross Withdrawals.”

19.	COMMENT: on p. 68 in the same paragraph, in the sentence beginning with “The Return of Premium Base is equal to…” please confirm whether this should actually be “Initial Return of Premium Base.”

RESPONSE: The Company revised the disclosure to include “initial.”

AGGREGATE FLOOR COMMENT

20.	COMMENT: On p. 18, at or near the start of the Aggregate Floor section, as well as in the main Aggregate Floor section:

Please include a three-part or three-paragraph description of the Aggregate Floor, as follows.

The first paragraph would explain what happens if the Aggregate Floor stays flat over consecutive terms, e.g., the market does not move up or down.

The next two paragraphs would capture the dynamic aspect of the Aggregate Floor, i.e., show the effect of a down market on the Aggregate Floor and an up market. Provide examples of each, by including the examples. Expand those examples to cover 2 years, respectively.

This explanation will provide context to the reset discussion that follows.

RESPONSE: The Company revised the disclosure as requested.

21.	COMMENT: Please include a reset example in Appendix C.

RESPONSE: The Company included reset examples in the Appendix C as requested.

COMMENTS DATED 1.31.22

22.	COMMENT: At the bottom of the cover page, please move this table to the Summary section of the Prospectus, as the cover page should not be more than approximately 1 page. Please add a cross reference to the table later in the prospectus.

RESPONSE: The Company revised the disclosure as requested.

23.	COMMENT: In the Glossary, the last three words of the definition of “Withdrawal Charge” should be changed from “Market value Adjustment” to “Withdrawal Charge.”

RESPONSE: The Company revised the disclosure as requested.

U.S. Securities and Exchange Commission February 2, 2022 Page 5

24.	COMMENT: On p. 21, in the Partial Withdrawal Impact on Indexed Strategy Base table, please confirm that the term “Gross Withdrawal” in this table is used correctly. Please make clear in the Glossary whether it is the “gross withdrawal” or “net withdrawal” that refers to the amount that the investor asks to be withdrawn.

RESPONSE: The Company revised the disclosure as requested. We confirm that the $50,000 reflected in the table is, in fact, the correct assumed gross Withdrawal amount.

25.	COMMENT: On p. 21, in the paragraph beginning with “What is the Aggregate Floor Indexed Strategy?,” in the last italicized sentence, please consider noting for clarity that this includes subsequent allocations, i.e., noting that an investor will also never lose more than 10% of any subsequent allocations transferred into the Indexed Strategy.

RESPONSE: The Company revised the disclosure as requested.

26.	COMMENT: On p. 21, in the next paragraph beginning with “The initial Aggregate Floor Percentage is always -10%,” please consider adding disclosure to the following effect to the start of the next sentence: “The aggregate floor percentage may change for subsequent Strategy Terms depending on your Index Credit from the prior Strategy Term, however…”

RESPONSE: The Company revised the disclosure as requested.

27.	COMMENT: On p. 22, in the paragraph beginning with “Aggregate Floor” in bold, we suggest changing the term “Index performance” to “Index Credit.” Please carry this comment throughout this section, as applicable, when defining “Aggregate Floor.”

RESPONSE: The Company revised the disclosure, as appropriate.

28.	COMMENT: On p. 22, in the italicized paragraph beginning with “In general,” please add “and Aggregate Floor percentage” after “Aggregate Floor” in the first line.

RESPONSE: The Company revised the disclosure, as appropriate.

29.	COMMENT: On p. 23 in the paragraph beginning with “For example,” we note that in the Glossary and through the prospectus, “Index Credit” is defined as a percentage, not a dollar amount. Please make consistent here and throughout the prospectus. You may consider changing this value ($0) to a percentage and adding the dollar amount in a parenthetical.

RESPONSE: The Company revised the disclosure as requested.

30.	COMMENT: On p. 25, in the paragraph beginning with “We determine the Aggregate Floor Percentage as follows:” please make clear at the end of this paragraph that as the Aggregate Floor and Strategy Contract Value change, as described above, the Aggregate Floor Percentage also changes to reflect the largest percentage that your Strategy Contract Value can drop in the next term.

RESPONSE: The Company revised the disclosure as requested.

31.	COMMENT: On p. 25, in the paragraph beginning with “Index Cap” in bold, please add the word “of” before “Indexed Strategy Term.”

RESPONSE: The Company revised the disclosure as requested.

U.S. Securities and Exchange Commission February 2, 2022 Page 6

32.	COMMENT: On p. 26, in the paragraph beginning with “For more information,” please add at the beginning of this paragraph disclosure to the following effect:

You should fully understand the operation of the Aggregate Floor Indexed Strategy before electing it as an investment or exercising its reset feature.

RESPONSE: The Company revised the disclosure as requested.

33.	COMMENT: On p. 26, in the same paragraph beginning with “For more information,” please change “Index Cap” to “Index Caps” plural. Please make this change throughout the prospectus as applicable for any discussion of the Aggregate Floor.

RESPONSE: The Company revised the disclosure as requested.

34.	COMMENT: On p. 32 in the second paragraph under the “Risk of Loss During Right to Examine Period” heading, in the sentence beginning with, “In states where we are required…,” we suggest that you move this sentence to the last sentence of the paragraph, and change the phrase “Strategy Contract Value” to “Strategy Interim Value” if that is correct.

RESPONSE: The Company revised the disclosure as requested.

35.	COMMENT: On p. 48 in the last row of the Index Strategies table, please change “Tiered” to “Tier,” and make this change throughout the table.

RESPONSE: The Company revised the disclosure as requested.

36.	COMMENT: On p. 56, please capitalize “term” in the very first line on the page.

RESPONSE: The Company revised the disclosure as requested.

37.	COMMENT: On p. 58, in the first paragraph following the bullet points, please move or copy the last two sentences of the paragraph to the risk strategy disclosure, in the discussion of caps, floors, and buffers, per Item 3 of Form S-1.

RESPONSE: The Company revised the disclosure, as appropriate.

38.	COMMENT: In the section “Aggregate Floor Indexed Strategy,” please make the same changes that were made to this language in the Summary.

RESPONSE: The Company revised the disclosure as requested.

39.	COMMENT: On p. 61, in the paragraph beginning with “In Contract Year 2” at the top of the page, please consider adding a “Contract Year 3” to this example that assumes another year of negative performance, which would show a Strategy Contract Value dropping below the Aggregate Floor. Please make this change in the Summary, as well.

RESPONSE: The Company revised the disclosure, in substance.

40.	COMMENT: On p. 61, in the paragraph beginning with “If the index performance is positive,” please change “may” to “will.” Please make this change in the Summary, as well.

RESPONSE: The Company revised the disclosure as requested.

U.S. Securities and Exchange Commission February 2, 2022 Page 7

41.	COMMENT: On p. 61, in the paragraph beginning with “We will decrease your Aggregate Floor upon withdrawals,” please add “on a proportionate basis.” Please also add a cross reference to the example below.

RESPONSE: The Company revised the disclosure as requested.

42.	COMMENT: On p. 62, in the example of Contract Year 4, please confirm whether there should also be a bulleted paragraph following the Contract Year 4 heading.

RESPONSE: The Company updated the example with a bulleted paragraph.

43.	COMMENT: On p. 63 at the end of the paragraph beginning with “Transfers and withdrawals,” please add a short example at the end of the paragraph before the cross reference to Appendix C.

RESPONSE: The Company revised the disclosure as requested.

44.	COMMENT: On p. 65 in the paragraph under the italicized heading “Aggregate Floor Percentage,” after the sentence beginning with “The Aggregate Floor Percentage can vary…” please add disclosure indicating that the Aggregate Floor and the Aggregate Floor Percentage are related, i.e., that the Aggregate Floor percentage is calculated as a function of the Aggregate Floor.

RESPONSE: The Company revised the disclosure as requested.

45.	COMMENT: On p. 68 at the top of the page under the italicized “Aggregate Floor Percentage Resets” heading, please prominently disclose here and in the risks disclosure for the Aggregate Floor reset that because the final Aggregate Floor percentages will not be known until the start of the next Strategy Term, the actual effect of the reset may change during the reallocation period. Investors should be aware of this before electing the reset.

RESPONSE: The Company revised the disclosure as requested.

46.	COMMENT: In the same section under “Aggregate Floor Percentage Resets,” please add the sample cap table in Appendix B.

RESPONSE: The Company revised the disclosure as requested.

47.	COMMENT: On p. 68, in the paragraph at the bottom of the page beginning with “See Appendix C…,” please clarify the sentence to state that when the Aggregate Floor percentage is 0%, it technically does provide absolute protection. This may be added in parentheses after “Index Credit.”

RESPONSE: The Company revised the disclosure as requested.

48.	COMMENT: Please include a statement in the reset section regarding the loss of the initial -10% guarantee when a reset is elected at a time when the Aggregate Floor is greater than -10%.

RESPONSE: The Company revised the disclosure as requested.

49.	COMMENT: On p. 80 in the fourth paragraph under the “Withdrawal Charge” heading, which begins with “Another example would assume…,” this paragraph seems to suggest that a Gross Withdrawal is the full amount that the Contract Owner requests. Please clarify the definitions of “Gross Withdrawal” and “Net Withdrawal” in the Glossary to clarify what these amounts are.

U.S. Securities and Exchange Commission February 2, 2022 Page 8

RESPONSE: The Company revised the disclosure as requested.

Comment to the S-1 Filing Exhibit

50.	COMMENT: On p. 411 in Table 2: Fee Offset Claims and Sources, please add a footnote to the information in the “Registrant or Filer Name” column indicating that the Registrant is relying on rule 457(p), and the basis for that reliance.

RESPONSE: The Company revised the disclosure as requested.

The prospectus disclosure also reflects certain additional revisions related to the Aggregate Floor Indexed Strategy. These revisions are strictly for the sake of clarity and are the result of further discussions with the staff. The Company wishes to extend their appreciation for the staff’s thorough review and ongoing support of this product initiative.

Very truly yours,

/s/ Dodie C. Kent

Dodie C. Kent

Partner

Eversheds Sutherland (US) LLP